Exhibit 12.1

REX ENERGY CORPORATION

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years ended December 31,
(in thousands, except ratios)	2014	2013		2012	2011	2010
COMPUTATION OF EARNINGS (LOSS):
Income (loss) from continuing operations before income tax	$(74,565)	$(6,538)		$92,203	$26,689	$14,092
Add: Fixed charges	46,924	30,404		9,427	3,673	1,240
Add: Equity method investment (income) loss	813	763		3,921	(81)	200
Less: Capitalized interest	7,259	7,548		3,017	1,159	—
Less: Preferred Stock dividend requirements	2,335	—		—	—	—

Earnings (loss)	$(36,422)	$17,081		$102,534	$29,122	$15,532

COMPUTATION OF FIXED CHARGES:
Interest expense	$35,443	$21,511		$5,387	$2,009	$1,002
Add: Amortization of premium (discount) on Senior Notes, net	353	180		(8)	—	—
Add: Capitalized interest	7,259	7,548		3,017	1,159	—
Add: Preferred Stock dividend requirements	2,335	—		—	—	—
Add: Amortized loan costs	1,534	1,165		1,031	505	238

Fixed charges, as defined	$46,924	$30,404		$9,427	$3,673	$1,240

Ratio of earnings (loss) to fixed charges and preferred stock dividends	— (1)	0.6x	(1)	10.9x	7.9x	12.5x

(1)	Due to our net losses for the years ended December 31, 2014 and 2013, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $83.3 million and $13.3 million for the years ended December 31, 2014 and 2013, respectively.